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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 27, 2003

KONINKLIJKE KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

          —    OPTA decision threatens network quality, dated July 27, 2003.

Press release
Date 27 July 2003
OPTA decision threatens network quality	Number 044pe

KPN will lodge a complaint about the decision of regulator OPTA to set the wholesale tariffs the company may charge for telephone calls in its fixed network in the period 2003-2004.

KPN's objections mainly concern the fact that the company is not allowed to pass on certain network costs. These include for instance the costs of crucial elements that are necessary to let the network function at all. Furthermore it concerns costs that KPN incurs to create double instead of single lines for vital network elements in order to provide its customers with fallback facilities should a fault or calamity occur. OPTA takes the view that KPN can suffice with reduced quality. KPN is of the opinion that OPTA's requirement could have a negative effect on the reliability of the network. Independent experts share this view. In case of faults this could lead to lengthy congestion and in case of escalation could make fixed or mobile traffic even impossible in large parts of the country.

KPN is required to reduce the wholesale tariffs for calls originating in its fixed network by 10% and to reduce the tariffs payable by other operators for traffic terminating on the KPN network by 5%.

The wholesale tariffs set by OPTA do not alter the prospects for 2003 that KPN has previously published.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 28, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES